

March 4, 2021

Joseph D. Vittiglio
General Counsel and Corporate Secretary
Finch Therapeutics Group, Inc.
200 Inner Belt Road, Suite 400
Somerville, Massachusetts 02143

> **Re: Finch Therapeutics Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **File No. 333-253622**

Dear Mr. Vittiglio:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

Registration Statement on Form S-1, Filed February 26, 2021

Summary Consolidated Financial Data, page 11

1. We note that you present $143.2 million of total convertible preferred stock within your consolidated balance sheet table as of December 31, 2020. Please reconcile this to the $233.1 million of total preferred stock outstanding as of December 31, 2020 within your consolidated balance sheet presented on page F-3.

You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.